UNITED STATES
SECURITES AND EXCHANGE COMMISSION

Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION (VOLUNTARY SUBMISSION)

1.	Name of the Registrant:

AEROCENTURY CORP.

2.	Name of the person relying on exemption:

PARAGON TECHNOLOGIES, INC.

3.	Address of person relying on exemption:

101 Larry Holmes Drive, Suite 500, Easton, PA 18042

4.	Written Materials. Attached is written material voluntarily submitted pursuant to Rule 14a-6(g)(1).

Paragon Calls on AeroCentury Corp. to Postpone Uncertain Annual Meeting

ATLANTA, GA – May 27, 2020 – Paragon Technologies, Inc., one of the largest shareholders of AeroCentury Corp., has called on AeroCentury Corp. (NYSE American: ACY) to delay its hastily called and uncertain 2020 annual meeting to give shareholders the full and fair opportunity to nominate director candidates for election to the board of directors.

AeroCentury announced on May 5, 2020 that it has entered into a forbearance agreement with its principal lenders that requires the company to take action to effectuate a forced strategic transaction or face an immediate event of default.  In addition, AeroCentury disclosed on May 14, 2020 that it is delaying the filing of its Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2020 beyond the regular filing deadline.

AeroCentury delayed its annual meeting from the usual timing of early May and abruptly filed and mailed a proxy statement on May 1, 2020 for a proposed annual meeting on June 9, 2020.  Surprisingly, AeroCentury informed shareholders that it “may determine that it is in the best interest of our stockholders to change the date, time or location of the 2020 Annual Meeting of Stockholders,” causing uncertainty as to when and if the annual meeting will actually be held.

In light of the significant developments in AeroCentury’s financial circumstances and the actions taken by its board, Paragon calls on the board to postpone the annual meeting for a period of at least 90 days from the currently scheduled date to allow shareholders a reasonable opportunity to offer alternative director candidates for shareholders to vote on.  In this regard, Paragon has provided potential director candidates to the board for consideration.

“AeroCentury today, we believe, is on the verge of bankruptcy,” noted Sham Gad, Chairman and CEO of Paragon Technologies, “On May 15, we delivered a letter to the AeroCentury board outlining the dire financial and operational concerns the company is facing.”

“More so, we believe shareholder rights are being neglected by various corporate governance issues including the staggered board terms that elects directors for three years. The Company needs a fresh perspective and a new vision if there is going to be any equity value remaining at the end of day. For months, we have tried to proactively and constructively engage with the Board and management, only to be ignored while watching the ship sink deeper and deeper into an abyss.”

Mr. Gad further states, “We have presented ACY with candidates that offer the qualifications and experience that can help deliver a new plan that drives success for all stakeholders. But time is quickly running out. We appreciate the confidence and support we have gotten from existing shareholders and we are ready to begin the hard and challenging job of transforming ACY into a specialized profitable aircraft lessor serving a more lucrative market.”

If you are a shareholder of AeroCentury, we would like to hear from you.  Please contact Sham Gad, the Chairman and President of Paragon, at info@pgntgroup.com so that we can provide you with additional information regarding our efforts to facilitate shareholder input and effectuate positive change at AeroCentury.

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Contact:

Paragon Technologies, Inc.

Sham M. Gad

706-340-4817

info@pgntgroup.com